Exhibit 99.1

Independent Auditors' Consent

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We consent to the incorporation by reference in the registration statement (No. 333-104017) on Form S-8 of Federated Department Stores, Inc. of our report dated June 30, 2004, with respect to the statements of net assets available for benefits of the Federated Departments Stores, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in nets assets available for benefits for each of the years in the two-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan.

KPMG LLP

Cincinnati, Ohio
July 2, 2004